

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 1, 2006

<u>VIA US MAIL AND FACSIMILE</u>
Mr. Richard Gaines
Manchester, Inc.
100 Crescent Court, 7th Floor
Dallas, TX 75201

> **Re: Manchester, Inc.**
> **Form 10-KSB for Fiscal Year Ended November 30, 2005**
> **Filed February 6, 2006**
> **Form 10-QSB for Fiscal Quarter Ended February 28, 2006**
> **Filed April 20, 2006**
> **File No. 0-50477**

Dear Mr. Gaines:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-KSB for Fiscal Year Ended November 30, 2005</u>

<u>Item 1 – Description of Business</u>

1.   Please expand your disclosures to provide amore thorough description of the business to be acquired from PAACO Automotive Group LP.

2.   Your assertion that you have decided not to proceed with the acquisition appears to be inconsistent with statements in Management's Discussion and Analysis and in other filings. Accordingly, please revise to provide consistent disclosure throughout the filing.

3.   Please more fully describe what is being developed pursuant to the arrangement with Nextphase Strategy Marketing. Specifically indicate for what purposes it is being

developed and how it will benefit and be used by the company. Additionally, disclose
when final delivery is expected and how the company expects to pay the balance due.

4.   It appears that the letter of intent for the acquisition and the agreement with Nextphase
Strategy Marketing Inc are material contracts as described by Item 601(b)(2) and (10) of
Regulation S-B. Please file them as exhibits or explain why they are not material.

Item 5 – Management's Discussion and Analysis

5.   Please disclose who the lender is on the note payable, and indicate whether it is a related
party. Indicate whether the company is negotiating terms with the lender and what
impact the default could have on the company's ability to finance its operations.

6.   Please provide the disclosure required under Item 303(c) of Regulation S-B.

Code of Ethics

7.   Please disclose the information required by Item 406 of Regulation S-B.

Financial Statements

Note 5 – Note Payable

8.   Disclose whether the lender is affiliated with the company.

Item 8A – Controls and Procedures

9.   Please provide the information required by Items 307 and 308 of Regulation S-B.

Item 14 – Principal Accountant Fees and Services

10.   Please provide the information required by Item 14 of Form 10-KSB.

Exhibit 31 – Certifications

11.   Please revise the certifications provided by the principal executive and financial officers
to reflect the current language as set forth at Item 601(b)(31) of Regulation S-B.

Form 10-QSB for Fiscal Quarter Ended February 28, 2006

Balance Sheet

12.   Do not include the "Audited" label in the November 30, 2005 column heading unless an
auditors' report accompanies the presentation of the amounts. Accordingly, please
revise to remove the label or provide the auditors' report.

13.   Provide footnote disclosure of the terms of the refundable deposit including to whom it has been paid, for what purposes and under what circumstances is it refundable. Please provide similar disclosure in Management's Discussion and Analysis including how this transaction fits into management's plan of operation.

Note 5 – Notes Payable

14.   Please separately identify the amount of funds provided by each financing arrangement indicating whether the lender is a related party. For each financing arrangement, provide a complete summary of the terms as required by paragraph 4 of SFAS 129. File the pertinent documents as exhibits to the filing.

Note 7 – Subsequent Events

15.   Please address the applicability of SFAS 123R for the stock option grants during the second quarter of 2006.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gabrielle Malits at (202) 551-3702 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief